UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING OF CONTRACTS FOR COKING AND STEAM COAL SUPPLIES

Moscow, Russia – June 25, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing of contracts for coking and steam coal supplies to Chinese, Japanese, and South Korean companies for
2009.
Mechel continues its activities to enlarge the geography of coal sales. Having an established successful experience of coal supplies to Japan and South Korea, in 2009 the company also entered the Chinese coal market having signed a number of new large contracts with local customers.
The Company have already commenced supplies of coking coal concentrate produced at Yakutugol and steam coal of various grades to China. Currently total volume of supplies for 2009 fiscal year under Mechel’s contracts with Chinese,
Japanese, and South Korean companies amounts to approximately 2 million tons of coking coal concentrate produced at Yakutugol and 2.3 million tons of steam coal of various grades produced at Yakutugol and Southern Kuzbass.
Starting from 2007, Mechel also performs successful sales of iron ore concentrate produced at its Korshunov Mining Plant to China.
“China is a very promising market for us. Its steel industry continues to develop fast resulting in stable high demand for our commodities: iron ore concentrate, coking coal concentrate, and ferroalloys. Moreover, signing of the new contracts provided us with the opportunity of deeper understanding of the
Chinese market and we continue the activities to enter into new agreements. It is important that supplies to China are performed by both water transport and along railways, thus the flexibility of supply chains makes additional competitive advantage for us. I would like to emphasize that entering into new large contracts with Chinese companies allows us to increase the load of our coal mining facilities that is of particular importance in the current challenging business environment”, Mechel OAO Senior Vice-President Vladimir
Polin commented.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 25, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO